Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

December 5, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 359 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No. 0001999371-25-007089) on June 3, 2025, for the purpose of registering shares of the LevMax™ AMZN [Monthly 3x1] ETF, LevMax™ Bitcoin [Monthly 3x1] ETF, LevMax™ BRK-B [Monthly 3x1] ETF, LevMax™ COIN [Monthly 3x1] ETF, LevMax™ HOOD [Monthly 3x1] ETF, LevMax™ MSFT [Monthly 3x1] ETF, LevMax™ MSTR [Monthly 3x1] ETF, LevMax™ NVDA [Monthly 3x1] ETF, LevMax™ PLTR [Monthly 3x1] ETF, LevMax™ RDDT [Monthly 3x1] ETF, LevMax™ SMCI [Monthly 3x1] ETF and LevMax™ TSLA [Monthly 3x1] ETF (the “Funds”) as twelve new series of the Trust.

The Amendment was originally scheduled to become effective on August 17, 2025. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

•	Post-Effective Amendment No. 398 (filed on August 14, 2025, Accession No. 0001999371-25-011306);
•	Post-Effective Amendment No. 426 (filed on September 12, 2025, Accession No. 0001999371-25-011306);
•	Post-Effective Amendment No. 444 (filed on October 10, 2025, Accession No. 0001999371-25-015155); and
•	Post-Effective Amendment No. 466 (filed on November 10, 20205, Accession No. 0001999371-25-017368.

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments (solely with respect to the Funds).

The withdrawal of the Amendment and each of the Delaying Amendments relates solely to the Funds. No securities were sold in connection with the Amendment or the Delaying Amendments. The Trust has determined not to proceed with the offering of these particular series of the Trust at this time.

If you have any questions or require further information, please contact Jonathan Massey at (262) 226-4032 or jmassey@tidalfg.com.

Sincerely,

/s/ Jonathan Massey

Jonathan Massey

SVP of Legal Services

Tidal Investments LLC